DynaMotive Energy Systems Corporation

                                                FORM 6-K

                                              UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549

                                           -----------------

                                    REPORT OF FOREIGN PRIVATE ISSUER
                                  PURSUANT TO RULE 13a-16 or 15d-16 OF
                                   THE SECURITIES EXCHANGE ACT OF 1934
                                            FOR June 4, 2003

                                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                         (Exact name of Registrant as specified in its charter)

                                           -----------------


                                    Suite 105-1700 West 75th Avenue
                                            Vancouver, BC
                                            Canada V6P 6G2
                                            (604) 267-6000
                                (Address of principal executive offices)

                                           -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                                       FORM 20-F  X    FORM 40-F
                                                 ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                       YES         NO  X
                                                ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable




					FORM 27

                    MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                     OF THE SECURITIES ACT (BRITISH COLUMBIA)


1. Reporting Issuer

   DynaMotive Energy Systems Corporation
   105-1700 West 75th Avenue
   Vancouver, BC V6P 6G2

   Tel. (604) 267-6013

2. Date of Material Change

   June 4, 2003

3. Press Release

   June 4, 2003

4. Summary of Material Change

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF), announced today that it has entered into a Memorandum of Understanding (MOU) with Bruks-Klockner Inc., the US subsidiary of Bruks-Klockner Wood Technology. Based in Europe, Bruks-Klockner Wood Technology is a world leader in the development, fabrication, marketing and servicing of wood handling equipment with more than ten thousand systems operating within the forest industry sector worldwide.

Under the terms of the MOU, Bruks-Klockner is to participate in the development of the recently announced project in Ontario as well as a further project under consideration in British Columbia. In addition, the MOU confirms the intention of Bruks-Klockner and DynaMotive to develop a joint marketing agreement for the commercialization of pyrolysis energy systems in North America.

"The partnership with DynaMotive crowns several years of development work to offer economical and efficient wood processing equipment for bio-energy production" said Bengt Nilsson, President of Bruks-Klockner Inc. "We are very pleased that DynaMotive has recognized the quality products and breadth of experience that we offer. We are excited about the opportunities created by DynaMotive's technology as exemplified by the Green Energy Project in Ontario, and are looking forward to a mutually beneficial relationship in the years to come."


5. Full Description of Material Change

   Please see attached press release

6. Reliance on Section 85(2) of the Act

   N/A

7. Omitted Information

   N/A

8. Senior Officers

   The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

   Richard C.H. Lin
   Chairman
   6996 Arbutus Street
   Vancouver, BC V6P 5S7
   (604) 267-6013

9. Statement of Senior Officer

   The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 5th day of June, 2003


                                   DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                                       (signed)    "Richard CH Lin"
                                                    Richard C.H. Lin
                                                    Chairman


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.





















    DYNAMOTIVE ENERGY SYSTEMS CORPORATION        News Release - June 4, 2003

                    Bruks-Klockner signs MOU with DynaMotive
        Leading Wood Handling Equipment Company to Market DynaMotive's
                          Technology in North America
  Participate in Development of Ontario and British Columbia Energy Projects

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that it has entered into a Memorandum of Understanding (MOU) with Bruks-Klockner Inc., the US subsidiary of Bruks-Klockner Wood Technology. Based in Europe, Bruks-Klockner Wood Technology is a world leader in the development, fabrication, marketing and servicing of wood handling equipment with more than ten thousand systems operating within the forest industry sector worldwide.

Under the terms of the MOU, Bruks-Klockner is to participate in the development of the recently announced project in Ontario as well as a further project under consideration in British Columbia. In addition, the MOU confirms the intention of Bruks-Klockner and DynaMotive to develop a joint marketing agreement for the commercialization of pyrolysis energy systems in North America.

"The partnership with DynaMotive crowns several years of development work to offer economical and efficient wood processing equipment for bio-energy production" said Bengt Nilsson, President of Bruks-Klockner Inc. "We are very pleased that DynaMotive has recognized the quality products and breadth of experience that we offer. We are excited about the opportunities created by DynaMotive's technology as exemplified by the Green Energy Project in Ontario, and are looking forward to a mutually beneficial relationship in the years to come."

"Feedstock conditioning is a key element in the production of BioOil. The partnership with Bruks-Klockner provides access to DynaMotive's prospective client base with world class know-how in this specific area of expertise, as well as proven and tested technology for the conditioning of residue to be processed into BioOil." said Andrew Kingston, President & CEO of DynaMotive, " We are very excited about this partnership and what it brings to DynaMotive. I want to personally acknowledge Mr. Bengt Nilsson of Bruks-Klockner Inc. and Mr. Bo Persson of Bruks-Klockner Wood Technology for their enthusiasm and vote of confidence in DynaMotive."

Bruks-Klockner is a world leading company for wood processing equipment, with a focus on waste wood and bark preparation for energy plants including chippers, shredders, hammer mills and a new-patented environmentally friendly low temperature dryer. Over the more than 100 years of its history as a machine and plant supplier, Bruks-Klockner Wood Technology has been setting the standard for the wood industry worldwide. Landmark technological developments, as exemplified by the drum chipper, have become staples in all areas of wood processing.


DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, the Company has shown how to unlock the natural energy found in the world's abundant organic resources that have been traditionally discarded by the agricultural and forest industries in a wasteful and costly manner, and to economically convert them into a renewable and environmentally friendly fuel. Proven applications include forestry residues such as wood and bark, and agricultural residues such as sugar cane bagasse and corn stover. The Company has successfully demonstrated conversion of each of these residues into fuel known as BioOil, as well as valuable char, making these residues a renewable and environmentally friendly energy reserve.


For more information on DynaMotive, please call:
Corporate Communications
Tel: (604)267-6000               Toll Free (in North America): 1-877-863-2268
Email: investor@DynaMotive.com   Website: www.DynaMotive.com
Fax: (604) 267-6005

In Europe, contact:
Antony Robson                  Managing Director
Tel: (44) 0207 550 3872        Fax:  (44)0207 409 2304

or US enquiries, contact:
James Acheson            Chief Operating Officer       DynaMotive Corporation
Tel: (323) 460-490       Fax:  (323) 465-2617  Email: jacheson@DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.